Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-281088

ARES PRIVATE MARKETS FUND

Supplement dated September 20, 2024
to the Prospectus and Statement of Additional Information
for Class A, Class D and Class I Shares dated July 31, 2024

This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus and Statement of Additional Information ("SAI") of Ares Private Markets Fund (the "Fund") dated July 31, 2024. This supplement is part of, and should be read in conjunction with, the Prospectus and SAI. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling 1-866-324-7348. Capitalized terms used in this supplement have the same meanings as in the Prospectus and SAI, as applicable, unless otherwise stated herein.

Effective as of September 20, 2024, the following changes are made to the Prospectus:

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The section entitled "Net Asset Valuation—Private Equity Investments" is deleted in its entirety and replaced with the following:

Private Equity Investments

The Adviser generally values the Fund's investment in Portfolio Funds and certain Direct Investments using the "practical expedient" in accordance with ASC 820. Portfolio Funds are generally valued based on the latest net asset value reported by a Portfolio Fund Manager or general partner. Similarly, many Direct Investments are generally valued based on the valuation information provided by the lead or sponsoring private investors. In general, it is anticipated that such valuation information from these Portfolio Fund Managers or from lead or sponsoring private investors will generally not be available until 60 days or more after each quarter-end, especially pending receipt of audited financial information. Therefore, the most recently provided valuation information about these Direct Investments and Portfolio Funds for purposes of calculating the Fund's monthly net asset value are typically adjusted by the Adviser pursuant to the Adviser's valuation procedures to estimate the fair value, on a monthly basis, of the interests in such Portfolio Funds as described below. To the extent the Adviser is either unable to utilize the practical expedient under ASC 820, or where the Adviser determines that use of the practical expedient is not appropriate as it will not result in a price that represents the current value of an investment, the Adviser will make a fair value determination of the value of the investment.

In making a fair valuation determination, the Adviser considers the most recent reported value by the Portfolio Fund or lead or sponsoring private investors as well as any other factors of which it has knowledge and that it believes may be relevant, which may include one or more of the following: (i) the type of investment, including the types of investments held by a Portfolio Fund, and whether there may be known factors not reflected in the valuations supplied by a Portfolio Fund or lead or sponsoring private investors, such as material changes in the business or operations of the issuer, including the discontinuance of operations or an important component of operations or the commencement of insolvency or reorganization proceedings of a portfolio company owned by the Fund, or any market for its securities; (ii) any relevant operational or non-investment issues that may affect the investment or the Portfolio Fund; (iii) the value of publicly traded securities, if any, held by a Portfolio Fund; (iv) the valuation of the same investments held by different Portfolio Funds, different private investors or third parties independent of the Adviser; and (v) any other information, factor or set of factors that may affect the valuation of the Fund's investment in the Direct Investment or Portfolio Fund.

As part of making the fair value determination, the Adviser employs a proprietary market adjustment factor that is applied to the Fund's portfolio in the event that the S&P 500 Index increases or decreases by over 10% or more over any calendar month (a "MAC Event"). The market adjustment factor is based on relevant public market sector indices with a correlation coefficient between public market and private market indices and is based on Ares Quantitative Research Group's historical market data. After a month in which a MAC Event occurs, the market factor adjustment will be recalibrated using an internal model until the Adviser receives the next asset value reported by a Portfolio Fund Manager or general partner with respect to Portfolio Funds or from the lead or sponsoring private investors with respect to Direct Investments.

Pursuant to the Adviser's valuation procedures, it may make other idiosyncratic valuation adjustments to the Fund's portfolio holdings from time to time, including adjustments for initial public offerings, bankruptcies, pending or actual mergers and acquisitions and other material events the Adviser is aware of with respect to Fund investments at the time fair valuations are being determined.

The market adjustment factor is regularly back tested and updated to incorporate more recent information. The Adviser also has engaged an independent third-party valuation service to review the application of the market adjustment factor and certain idiosyncratic valuation adjustments.

In addition, the Adviser conducts a due diligence review of the valuation methodology used by each Portfolio Fund or lead or sponsoring private equity investors, as applicable. To keep abreast of each Portfolio Fund's activities, the Adviser reviews their periodic reports as well as the reports of the underlying portfolio companies in which the Portfolio Funds invest, to the extent such underlying company reports are made available. The Adviser monitors the continuing appropriateness of the valuation methodology being used for the Fund's investments.

Prospective investors should be aware that there can be no assurance that the valuation of interests in Portfolio Funds or Direct Investments as determined under the procedures described above will in all cases be accurate to the extent that the Fund and the Adviser do not generally have access to all necessary financial and other information relating to the Portfolio Funds or Direct Investments to determine independently the net asset value of the Fund's interests in those Portfolio Funds or Direct Investments. The results of the Adviser's fair valuation of securities whose market value is not readily ascertainable are based upon the Adviser's assessment of the fair value of such securities.

Investments valued at fair value by the Adviser are subject to a new valuation determination upon the next monthly valuation of the Fund. The Valuation Designee periodically reviews its valuation determinations with the Fund's auditor and responds to any inquiries by such auditor regarding the Adviser's valuation methodologies.

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Effective as of September 20, 2024, the following changes are made to the SAI:

The following information is added to "Management of the Fund—Board of Trustees—Interested Trustees":

Name, Position(s) Held with Registrant and Year of Birth*	Length of Time Served	Principal Occupation During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
Interested Trustees***

Nathan Walton (1978) Vice President	Since August 27, 2024 (since May 25, 2023 as Vice President)	Partner, Head of Private Equity Secondaries in the Ares Secondaries Group since 2023; previously, Partner, Ares Private Equity Group from 2006 to 2023.	1	EPIC Midstream Holdings, LP; Verdad Resources Holdings LLC; and Development Capital Resources, LLC

***	"Interested person," as defined in the Investment Company Act, of the Fund. Francisco Borges, Rajat Dhanda, David Sachs and Nathan Walton are interested persons of the Fund due to their affiliation with the Adviser.

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The following information is added to "Management of the Fund—Biographical Information and Discussion of Experience and Qualifications of Trustees-Interested Trustees":

Interested Trustees

Nathan Walton. Mr. Walton is a Partner and Head of Private Equity in the Ares Secondaries Group. Mr. Walton serves as a member of the Ares Secondaries Group's Private Equity, Credit and Infrastructure Investment Committees, the Ares Private Equity Group's Energy Opportunities and Extended Value Investment Committees, the Ares Infrastructure Group's Climate Infrastructure Partners Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Additionally, he serves on the Executive Committee of the Ares Secondaries Group. Mr. Walton joined Ares in 2006 and previously served as a Co-Head of the Ares Private Equity Group. Mr. Walton holds a B.A. from Princeton University in Politics and an M.B.A. from the Stanford Graduate School of Business.

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The last sentence of the paragraph in the section entitled "Management of the Fund—Proxy Voting Policies" is deleted in its entirety and replaced with the following sentence.

Information regarding how the Adviser voted proxies related to the Fund's portfolio holdings during the 12-month period ending June 30 is available, without charge, (i) upon request by calling collect 1-866-324-7348, (ii) on the Fund's website at www.areswms.com/ares-wealth-management-solutions/investors/apmf and (iii) on the SEC's website at www.sec.gov.

Please retain this Supplement with your Prospectus and SAI.

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